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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,                    October                          2006
                                     ------------------------        -----
Commission File Number               000-29898
                                     ------------------------        -----

                          Research In Motion Limited
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F                          Form 40-F      X
                            ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                               No      X
                           ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________



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



                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Material Change Report, dated October 18, 2006.

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).



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                                                                      DOCUMENT 1


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                                 FORM 51-102F3

                            MATERIAL CHANGE REPORT


1.       Name and Address of Company

         Research In Motion Limited (the "Company" or "RIM")
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         October 13, 2006.

3.       News Release

          A news releases was issued in Waterloo, Ontario on October 13, 2006 through the newswire services of CCN Matthews and Market Wire, a copy of which is annexed hereto as Schedule "A".

4.       Summary of Material Change

         RIM announced on October 13, 2006 today that the filing of its interim financial statements for the three months ended September 2, 2006 will be delayed pending completion of its management-initiated, voluntary review of historical stock option grants.

         RIM also announced that in connection with its ongoing review of historical option grants, and subsequent to September 28, 2006, the Company identified an additional technical error under U.S. GAAP that will likely require a further adjustment to its historical financial statements.


5.       Full Description of Material Change

         Following the announcement of its preliminary second quarter results on September 28, 2006, RIM announced on October 13, 2006 that the filing of its interim financial statements for the three months ended September 2, 2006 will be delayed pending completion of its management-initiated, voluntary review of historical stock option grants.

         As previously announced on September 28, 2006, the Audit Committee of RIM's Board of Directors, comprised solely of independent directors, is completing a management-initiated, voluntary review of RIM's historical option granting practices. While the Audit Committee has not completed its review, it had made a preliminary determination that GAAP accounting errors were made around the administration of certain historical stock options granted from fiscal 1998 to present, and made a preliminary determination that a restatement of RIM's historical financial statements will be required to reflect this. As a result, management announced that it will delay the filing of RIM's second quarter financial statements, which are due to be filed by October 17, 2006, in order for the Audit Committee to complete its review and to effect the restatement. RIM will file the financial statements as soon as practicable.

         In connection with the ongoing review, and subsequent to September 28, 2006, the Company identified an additional technical error under U.S. GAAP that will likely require a further adjustment to its historical financial statements. This error stems from a difference in the historical application of U.S. GAAP and Canadian GAAP accounting rules. While the Company is unable to specify the additional adjustment resulting from this error as the review is ongoing, the Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006 or to current or future financial years' operating results.

         This technical error relates to a "net settlement" feature that existed in RIM's stock option plan prior to February 2002. Under this feature, instead of paying the exercise price in cash, the employee could apply to receive a lesser number of RIM common shares equal in value to the difference between the grant price and market price at the time of exercise multiplied by the number of options exercised. RIM has a broadly based stock option plan and this feature was designed to facilitate the exercise of stock options by employees who lacked the financial resources to fund the exercise price. This specific feature was eliminated from RIM's stock option plan effective February 2002 and only a small fraction of the total options granted prior to February 2002 were exercised using this feature. Prior to 2002, there were no accounting implications relating to this feature under Canadian GAAP, which RIM used as its primary GAAP at that time. However, in connection with its current internal review, RIM has been advised that it was required under U.S. GAAP to presume that all employees receiving options under a plan containing this feature would exercise their stock options in this manner regardless of the fact that only a small percentage of its employees actually used this feature. As a result, variable accounting was required under U.S. GAAP for all stock options granted prior to February, 2002.

         Variable accounting requires RIM to recognize a non-cash compensation expense for all stock options, which includes (1) all realized gains on exercise of stock options, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock's trading price at each reporting period. The elimination of this feature in February, 2002 limits the impact of variable accounting for subsequent periods, but given the historical volatility of RIM's share price over these periods, variable accounting will result in significant fluctuations in non-cash compensation charges from year to year. The net effect of the variable accounting will be to substantially increase the amount of RIM's previously estimated non-cash charges associated with past option grants and thereby reduce the amount of the Company's previously reported U.S. GAAP earnings over the periods to be restated. As noted above, the Company does not currently anticipate a material adjustment to its preliminary second quarter operating results or current or future financial years' operating results.

         In accordance with applicable Canadian securities laws, RIM will request that the Canadian securities regulators issue a "Management and Insider Cease Trade Order" that prohibits trading in RIM's securities by its senior officers, directors and other insiders, who are already subject to a Company-initiated blackout, until the required financial statements are filed. Pending the filing of the financial statements, RIM intends to satisfy the alternative information guidelines recommended by OSC Policy 57-603 and Canadian Securities Administrators' Staff Notice 57-301 by issuing a news release every two weeks to update the shareholders on the filing delay. RIM is also required to disclose that if the second quarter financial statements and MD&A are not filed by December 17, 2006, Canadian securities regulators may impose an issuer cease trade order.

         Certain of the statements contained in the news releases and in this Material Change Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation

         Reform Act of 1995 and applicable Canadian securities laws, and readers are urged to consider carefully the cautionary language regarding such-forward looking statements contained in each of the news releases.


6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Executive Officer

          For further information, please contact Dennis Kavelman - Chief Financial Officer of the Company at (519) 888-7465.

9.       Date of Report

         Dated at Waterloo, Ontario, this 18th day of October, 2006.

                                 SCHEDULE "A"

October 13, 2006
FOR IMMEDIATE RELEASE

RIM Provides Update on Management-Initiated, Voluntary Review of
Historical Stock Option Grants
--------------------------------------------------------------------------------

Waterloo, Ontario - Following the announcement of its preliminary second quarter results on September 28, 2006, Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) announced today that the filing of its interim financial statements for the three months ended September 2, 2006 will be delayed pending completion of its management-initiated, voluntary review of historical stock option grants.

As previously announced on September 28, 2006, the Audit Committee of RIM's Board of Directors, comprised solely of independent directors, is completing a management-initiated, voluntary review of RIM's historical option granting practices. While the Audit Committee has not completed its review, it had made a preliminary determination that GAAP accounting errors were made around the administration of certain historical stock options granted from fiscal 1998 to present, and made a preliminary determination that a restatement of RIM's historical financial statements will be required to reflect this. As a result, management will delay the filing of RIM's second quarter financial statements, which are due to be filed by October 17, 2006, in order for the Audit Committee to complete its review and to effect the restatement. RIM will file the financial statements as soon as practicable.

In connection with the ongoing review, and subsequent to September 28, 2006, the Company identified an additional technical error under U.S. GAAP that will likely require a further adjustment to its historical financial statements. This error stems from a difference in the historical application of U.S. GAAP and Canadian GAAP accounting rules. While the Company is unable to specify the additional adjustment resulting from this error as the review is ongoing, the Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006 or to current or future financial years' operating results.

This technical error relates to a "net settlement" feature that existed in RIM's stock option plan prior to February 2002. Under this feature, instead of paying the exercise price in cash, the employee could apply to receive a lesser number of RIM common shares equal in value to the difference between the grant price and market price at the time of exercise multiplied by the number of options exercised. RIM has a broadly based stock option plan and this feature was designed to facilitate the exercise of stock options by employees who lacked the financial resources to fund the exercise price. This specific feature was eliminated from RIM's stock option plan effective February 2002 and only a small fraction of the total options granted prior to February 2002 were exercised using this feature. Prior to 2002, there were no accounting implications relating to this feature under Canadian GAAP, which RIM used as its primary GAAP at that time. However, in connection with its current internal review, RIM has been advised that it was required under U.S. GAAP to presume that all employees receiving options under a plan containing this feature would exercise their stock options in this manner regardless of the fact that only a small percentage of its employees actually used this feature. As a result, variable accounting was required under U.S. GAAP for all stock options granted prior to February, 2002.

Variable accounting requires RIM to recognize a non-cash compensation expense for all stock options, which includes (1) all realized gains on exercise of stock options, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock's trading price at each reporting period. The elimination of this feature in February, 2002 limits the impact of variable accounting for subsequent periods, but given the historical volatility of RIM's share price over these periods, variable accounting will result in significant fluctuations in non-cash compensation charges from year to year. The net effect of the variable accounting will be to substantially increase the amount of RIM's previously estimated non-cash charges associated with past option grants and thereby reduce the amount of the Company's previously reported U.S. GAAP earnings over the periods to be restated. As noted above, the Company does not currently anticipate a material adjustment to its preliminary second quarter operating results or current or future financial years' operating results.

In accordance with applicable Canadian securities laws, RIM will request that the Canadian securities regulators issue a "Management and Insider Cease Trade Order" that prohibits trading in RIM's securities by its senior officers, directors and other insiders, who are already subject to a Company-initiated blackout, until the required financial statements are filed. Pending the filing of the financial statements, RIM intends to satisfy the alternative information guidelines recommended by OSC Policy 57-603 and Canadian Securities Administrators' Staff Notice 57-301 by issuing a news release every two weeks to update the shareholders on the filing delay. RIM is also required to disclose that if the second quarter financial statements and MD&A are not filed by December 17, 2006, Canadian securities regulators may impose an issuer cease trade order.


About Research In Motion (RIM)
Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's ongoing management-initiated voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM's historical, current and future financial statements, and its intention to provide regular updates to its shareholders. The terms and phrases, "preliminary determinations", "may", "would", "will", "anticipate", "intends" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: final determinations made by RIM's Audit Committee, outside advisors, auditors and others; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 RESEARCH IN MOTION LIMITED
                                           -------------------------------------
                                                    (Registrant)

Date:    October 18, 2006            By:  /S/ Angelo Loberto
         -------------------------        --------------------------------------
                                           Name:    Angelo Loberto
                                           Title:   Vice President, Finance